Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GoMe.AI, Inc
19800 MacArthur Blvd. Suite 1100
Irvine, CA 92612
https://gome.ai/

Up to $1,069,880.50 in Class B Common Stock at $4.75
Minimum Target Amount: $9,998.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GoMe.AI, Inc
Address: 19800 MacArthur Blvd. Suite 1100 , Irvine, CA 92612
State of Incorporation: DE
Date Incorporated: February 21, 2018

Terms:

Equity

Offering Minimum: $9,998.75 | 2,105 shares of Class B Common Stock
Offering Maximum: $1,069,880.50 | 225,238 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $4.75
Minimum Investment Amount (per investor): $247.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird

Invest within the next 72 hours and receive 10% bonus shares

Early Bird

Invest within the next 7 days and receive 5% bonus shares

Amount-Based:

Tier 1 | $5,000+

Invest $5,000+ and receive 5% bonus shares.

Tier 2 | $10,000+

Invest $10,000+ and receive 10% bonus shares.

Tier 3 | $20,000+

Invest $20,000+ and receive 20% bonus shares + personal Zoom call with the founders.

Audience-Based:

15% bonus shares for Friends and Family.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

GoMe.ai will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $4.75 / share, you will receive 10 additional shares of Class B Common Stock, meaning you'll own 110 shares for $475. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

GoMe.ai, Inc. was formed by a group of leadership development professionals with over 100 years of combined experience in serving the coaching and development needs of large and mid-cap companies. Partnering with select PhDs researching high performance leadership characteristics and experienced AI/Machine Learning developers, we bring a unique and disruptive technology solution to organizations' human capital development and coaching needs. The result is the SaaS GoMe.ai platform.

GoMe.ai's lead product, CI Coach™⊠ delivers AI driven coaching focused on meeting effectiveness, personalized development paths, and situational coaching to all levels of employees in a scalable and cost-effective manner. The platform is configurable for each organization to ensure that insights, smart content and context specific nudges, nurture organizational priorities, and drive toward enterprise KPI's.

Corporate History:

<u>Founded 02.21.2018</u>

Corporate Name: AICINSIGHTS, INC.

Articles of Incorporation filed 02.21.2018

Type: C Corp

State: Nevada

Conversion to Delaware

Articles of conversion filed 01.28.2022 with Nevada

Articles of conversion file 01.28.2022 with Delaware

Corporate Name: AICINSIGHTS, INC.

Type: C Corp

Name Changes:

AICINSIGHTS, INC. Original Articles of Incorporation filed 02.21.2018

AI Coaching Insights, Inc. Amended Articles of Incorporation filed 04.26.2022

GoMe.ai, Inc. Amended Articles of Incorporation filed 06.21.2022

Competitors and Industry

Leadership Development and Coaching Industry is growing at an estimated 9% CAGR and was estimated at $60 Billion in 2021. The industry provides a spectrum of leadership development training and coaching services. Personal coaches (high touch) are the most expensive, (often more than $400-$600+ per hour) and are the hardest to scale due to the time constraints on any individual coach.

Competitors providing high-touch personal coaches are Better UP and Torch.IO. Both use personal assessments and AI to match a coachee with a qualified coach. Coachees usually meet virtually with their matched coach 3-4 times per month for 1 hour. Each coach can accommodate only so many clients and may need to be booked weeks in advance. Web based and instructor led leadership training courses are plentiful, but rarely customized. These online courses are usually delivered in a predefined sequence and often use standardized instructional content or micro lessons.

Qstream is a provider of micro lessons using AI to deliver those lessons. CI Coach differs from both of these approaches by providing mobile, just in time, 24/7 customized expert coaching to each user without scalability challenges. The AI driven CI Coach assesses each coachee, delivers situational requested coaching from expert knowledge and provides analytical feedback on virtual and blended live meetings to each participant to improve overall meeting effectiveness. CI Coach also integrates with organizational priorities and allows organizations to customize their development and coaching content as needed for separate populations. Finally, CI Coach provides full coaching effectiveness dashboards to senior management to track the effectiveness of Ci Coach's impact on the organization.

Current Stage and Roadmap

GoMe’s lead product, CI Coach is Generally Available (GA).

The platform's AI/ML, apps and browser experiences are available in the Apple and Google Play stores and on major browsers. Platform integrations are certified by Zoom and Microsoft.

We celebrated our first client conversion and are actively servicing trials from C-suite sponsored prospects in our B2B channel. We are developing adjacent partnerships including corporate assessment providers, sales methodology integrators, and leadership consultancies are new channels for integration and bundling of complementary services.

In support of the evolving hybrid work model, our roadmap includes secure insights for in-person meetings. Expanded meeting insights, enterprise analytics and individual development journeys are additional areas of focus for product development.

The Team

Officers and Directors

Name: James Hart

James Hart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Business Management and Sales. Currently does not take a salary.

Name: Diana Ott

Diana Ott's current primary role is with Clarke Marine Insurance Agency. Diana Ott currently services 20-30 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO/COO
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Finance and Operations. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Clarke Marine Insurance Agency
  Title: CFO

Dates of Service: March 18, 2018 - Present
Responsibilities: Oversee Finance and Operations

Name: Yung Kim

Yung Kim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Product Officer
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Product Management, Marketing and Sales. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Spin Bytes, Inc.
  Title: Partner
  Dates of Service: April 01, 2008 - Present
  Responsibilities: Partner

Other business experience in the past three years:

- **Employer:** Heidrick & Struggles
  Title: Product Management
  Dates of Service: January 01, 2013 - January 01, 2021
  Responsibilities: Product Management on a contract basis.

Name: Fernando De Gasperis

Fernando De Gasperis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Oversight of the development of platform. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Spin Bytes, Inc
  Title: Partner
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Partner, Head of Technology

Other business experience in the past three years:

- **Employer:** Amplus Technologies
  Title: System Architect / Software Engineer
  Dates of Service: January 01, 2007 - April 01, 2022
  Responsibilities: Software engineer for technology business.

Name: Nicholas Neuhausel

Nicholas Neuhausel's current primary role is with retired. Nicholas Neuhausel currently services 10 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 01, 2022 - Present
  Responsibilities: Advisor. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Heidrick & Struggles
  Title: Consultant
  Dates of Service: February 01, 2005 - December 31, 2020
  Responsibilities: consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think is a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
The Company anticipates needing access to credit in order to support our working capital requirements as it grows. Although interest rates are variable, it is a difficult environment for obtaining credit on favorable terms. If the Company cannot obtain

credit when needed, it could be forced to raise additional equity capital, modify its growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing the equity below the current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If the Company is unable to find additional investors willing to provide capital, then it is possible that it will choose to cease its sales activity. In that case, the only asset remaining to generate a return on your investment could be the intellectual property. Even if the Company is not forced to cease its sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
The Company will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if the Company needs to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
The Company's success will be substantially dependent upon the discretion and judgment of the management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on the current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding the Company's anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of the Company's operations and will not have been reviewed by independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the

company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing an online platform for leadership training and development. Our revenues are therefore dependent upon the market for online leadership training and development.

Developing new products and technologies entails significant risks and uncertainties
Product research and development is an ongoing process. Delays or cost overruns in the development of GoMe.ai's CI Coach(TM) and future products and failure to meet the performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if the Company sells all the common stock offered now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, the Company may fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once the Company meets the target amount for this offering, it may request that StartEngine instruct the escrow agent to disburse offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become the Company's investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amendment to its Form C with the SEC, and investors whose

subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
The Company's growth projections are based on an assumption that with an increased advertising and marketing budget its products will be able to gain traction in the marketplace at a faster rate than the current products have. It is possible that its new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
The Company will compete with larger, established companies who currently have products on the market and/or various respective product development programs. Competitors may have much better financial means and marketing/sales and human resources. They may succeed in developing and marketing competing equivalent products earlier, or superior products than those developed by the Company. There can be no assurance that competitors will not render the Company's technology or products obsolete or that the products developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although the Company is a unique company that caters to a select market, the Company does compete against other recreational activities. The Company's business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
AI Coaching Insights, Inc. was formed on 02/01/2018 has been renamed GoMe.ai. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. The Company's current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. The Company will only be able to pay dividends on any shares once the Company's directors determine that the Company is financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that the Company will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively limited revenue. If you are investing in this company, it’s because you think that GoMe.ai is a good idea, that the team will be able to successfully market, and sell the product or service, that the Company can price them right and sell them to enough clients so that the Company will succeed. Further, the Company has never turned a profit and there is no

assurance that it will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the Company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the Company's trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if the Company's trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if the Company believes that a competitor is infringing on one or more of its trademarks or copyrights, it might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce the Company's trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening its attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, it may not be able to locate or attract qualified individuals for such positions when needed. The Company may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If the Company is unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely the business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the CCPA (California Consumer Privacy Act) and other relevant government laws and regulations. The laws and regulations concerning the selling of product or service may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
The Company relies on third parties to provide a variety of essential business functions for it, including cloud-computing services, web site hosting, video conferencing services, meeting transcription services, mobile app stores, authentication services, and AI Machine Learning model training and hosting services, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the Company will experience delays, defects, errors, or other problems with the third parties' work that will materially impact the Company's operations and it may have little or no recourse to recover damages for these losses. A disruption in these key suppliers or other suppliers' operations could materially and adversely affect the Company's business. As a result, your investment could be adversely impacted by the Company's reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, the Company may be vulnerable to hackers who may access the data of its investors and the issuer companies that utilize its platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using the platform. Further, the Company relies on third-party technology providers to provide some of its back-up technology. Any disruptions of services or cyber-attacks either on the Company's technology providers or on the Company could harm its reputation and materially negatively impact the Company's financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 225,238 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 2,940,000 outstanding.

Voting Rights

Voting rights: Each holder of record of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock standing in such holder's name on the books of the Corporation. Except as otherwise required by law or pursuant to Section 4.4 of this Amended and Restated Certificate of Incorporation, the holders of Class A Common Stock shall vote together as a single class on all matters submitted to shareholders for a vote and the election of directors (including any action by written consent). Except as otherwise required by law, the holders of record of Class B Common Stock shall not be entitled to vote on any matter submitted to shareholders for a vote or the election of directors (including any action by written consent).

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 15,000,000 with a total of 65,266 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

With our targeted raise of $1M from StartEngine and our monthly burnrate of ~$55K we anticipate being able to operate for 18 months without revenue generation.

Foreseeable major expenses based on projections:

Foreseeable Major expenses based on projections

Enhancements to the current version of CI Coach will be needed to stay ahead of competition.

Additionally, the current version requires full maintenance to respond to client input and the changing IT landscape. CI Coach will continue to add enhanced content for coaching as users expand the use of the system. Content creators will be used to continually update the coaching content.

Digital marketing and sales campaigns will be used to secure future clients. Both in-house resources, along with 3 rd party digital marketing companies will be used for customer acquisition.

Finally, cloud based hosting fees and third party technical engagements to CI Coach will contribute to the anticipated monthly budget expenses

Future operational challenges:

Future Operational Challenges

Talent acquisition in the technical and marketing fields will be required. Finding and on-boarding talent in a competitive labor market can present challenges. Both in-house and third party contributors will be used to create unique content to address client coaching challenges.

Developing a robust digital marketing and PR campaign for brand awareness and customer acquisition will require skilled professionals in these areas. These skilled individuals and firms are often a major expense when pursuing the market.

Since there are a number of competitors in this market, we will need to continue to develop our AI Coaching platform to stay competitive.

Future challenges related to capital resources:

Future challenges related to capital resources

CI Coach is a cloud-based, mobile and 24/7 AI platform, which requires continuous investment in development. The on-going technical updates will require a core group of AI/ML software engineers. There may be capital resources needed to enhance and maintain the system prior to realizing revenue from those versions. Raising future capital will depend on our overall performance, which if slowed due to long sales lead times, may put pressure on our cash flow.

Future milestones and events:

Future milestones and events

Funds from this initial CF raise will help accelerate content development and marketing efforts. Capturing large cap clients will be a priority following the CF raise. Securing positive independent reviews of CI Coach will help establish the product and brand strongly in the marketplace. Changes to our underlying AI tools from suppliers like Microsoft could delay new updated versions of the software.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a revolving line of credit with Jim Hart (Founder), for a total amount available of $1M. This line of credit currently has an outstanding balance of $684,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critical to company operations and growth. They are instrumental in order to maintain and continue to service the platform, add content and pay for marketing, admin and legal expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary to the viability of the company - if we raise the full $1.07m, this will comprise 99% of total company funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum $10,000, we will be able to operate for less than 1 month, this is based on an estimated burn rate of $55,000/month. We are using our line of credit until we get sufficient capital raised and/or client revenue

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum $1.07m, we will be able to operate for 18 months, this is based on an estimated burn rate of $55K/month

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

none

Indebtedness

- **Creditor:** James Hart
  Amount Owed: $684,000.00
  Interest Rate: 5.0%

- **Creditor:** Norton Rose
  Amount Owed: $56,887.50
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** James Hart
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: GoMe, Inc. has a revolving line of credit from James Hart
  Material Terms: Line Maximum $1,000,000. 5% interest on outstanding balance. Due upon demand

Valuation

Pre-Money Valuation: $14,275,013.50

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Market Growth & Trends

The employee leadership development and coaching industry exceeds $60 Billion annually. It has a projected growth rate of 9% CAGR over the next several years. It is fragmented with offerings ranging from sole practitioner coaches to established leadership development companies like Center for Creative Leadership. No single company dominates a large portion of the market, leaving growth opportunities for new and existing offerings.

AI based coaching is advancing rapidly. Currently most of the growth is using AI to help select a personal coach (Better Up model), while other offerings are moving to full automation. High growth is expected in these new AI based coaching arenas, with funding being raised at accelerated rates. (BetterUp, the clear market leader, received over $300 million in funding and is now valued at over $4 Billion. CoachHub just received $80M in funding, SoundingBoard $30M, Torch $25M (and acquired Everwise), Pluma was acquired by Skillsoft, and Bravely just raised $15M)

Sources:

https://www.betterup.com/press/series-e

https://joshbersin.com/2021/07/ai-enabled-coaching-is-hot-and-theres-lots-more-to-come/

Comparable Competitor Companies

Many of the current competitors are taking two avenues towards their development and coaching offerings. Several firms (Better Up, Torch) use AI to evaluate a coaching candidate's strengths and challenges then matches them with a stable of live coaches. A second path is to use AI systems to evaluate employee communications (Cultivate, Orai) to improve their overall written communications. CI Coach differs from both approaches. It is 100% AI driven personalized coaching, available 24/7, mobile with accesses to over 100 years of professional coaching expertise available to each user. CI Coach also provides each user insights on how they currently show up in meetings, and what they can do to improve their meeting participation.

Management's Prior Achievements & Success

GoMe.ai was formed by a group of leadership development professionals with over 100 years of experience in serving the coaching and development needs of leaders in large and mid-cap companies. Partnering with select PhD's researching high performance leadership characteristics and experienced AI/Machine Learning developers, we believe we bring a unique and disruptive technology solution to organizations' human capital development and coaching needs. Our partner team has years of experience and relationships with senior decision makers. The AI development team has dozens of years of software development serving the growth and learning needs of organizations. The GoMe.ai leadership has led previous leadership and culture shaping firms from acquisition, transformation and sale at industry leading multiples of net earnings.

Business Partnerships & Relationships

An important distribution channel for CI Coach will be to engage existing, complementary services to clients. CI Coach is content agnostic and existing service providers can "load" their content into CI Coach, white label the product as their own, while providing a split revenue stream to both organizations. Current relationships exist with Richardson Sales Performance, Senn Delaney, Elation with future opportunities with Entrepreneur's Operating System (EOS) and others.

GoMe.ai has advisory board members who have strong relationships with Fortune 1000 decision makers. These relationships will be leveraged as part of the investment launch. To reach even more decision makers in large and mid-cap companies, GoMe.ai will leverage a comprehensive social media and digital marketing campaign.

Disclaimers

The Company set its valuation internally, based on current plans and valuation at the end of year three. No formal-third party independent evaluation was conducted at this early stage. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,880.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  40.0%
  continued platform development based on user feedback and development of additional content to keep insights relevant and useful to users

- *Marketing*
  40.0%
  We need to develop a marketing and sales team to increase revenue for our platform

- *Operations*
  14.5%
  For platform hosting, legal, accounting and administration expense

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://gome.ai/ (https://gome.ai/ (it will be in the footer pointing to the SEC directory when available)).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gome-ai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GoMe.AI, Inc

[See attached]

GoMe.ai, Inc. (the “Company”) a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
GoMe.ai, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 22, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021	As of December 31, 2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	23,019	75,053
Total Current Assets	23,019	75,053
TOTAL ASSETS	23,019	75,053
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Interest on Related Party Loan	18,531	3,688
Related Party Loans	494,000	167,500
Total Current Liabilities	512,531	171,188
TOTAL LIABILITIES	512,531	171,188
EQUITY		
Additional Paid in Capital	-	-
Accumulated Deficit	(489,512)	(96,134)
Total Equity	(489,512)	(96,134)
TOTAL LIABILITIES AND EQUITY	23,019	75,053

Statement of Operations

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	31,510	10,760
Research and Development	347,024	81,687
Total Operating Expenses	378,534	92,447
Operating Income (loss)	(378,534)	(92,447)
Other Income		
Interest Income	-	-
Other	-	-
Total Other Income	-	-
Other Expense		
Interest Expense	14,843	3,688
Other	-	-
Total Other Expense	14,843	3,688
Provision for Income Tax	-	-
Net Income (loss)	(393,377)	(96,135)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(393,377)	(96,135)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest	14,843	3,688
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	14,843	3,688
Net Cash provided by (used in) Operating Activities	(378,534)	(92,447)
FINANCING ACTIVITIES		
Related Party Loans	326,500	167,500
Net Cash provided by (used in) Financing Activities	326,500	167,500
Cash at the beginning of period	75,053	0
Net Cash increase (decrease) for period	(52,034)	75,053
Cash at end of period	23,020	75,053

Statement of Changes in Shareholder Equity

	Common Stock Class A		Common Stock Class B				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	-	-	-	-	-	-	-
Issuance of Common Stock		-		-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-		-		-	(96,135)	(96,135)
Ending Balance 12/31/2020	-	-	-	-	-	(96,135)	(96,135)
Issuance of Common Stock		-		-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-		-		-	(393,377)	(393,377)
Ending Balance 12/31/2021	-	-	-	-	-	(489,511)	(489,511)

GoMe.ai, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

GoMe.ai, Inc. was originally formed in Nevada on February 21st, 2018 as a C Corp. The company was converted to a Delaware Corporation on January 28th, 2022. The company plans to earn revenue using a SAAS platform leveraging AI and Machine Learning blended with our leadership expertise and our proprietary behavioral methodology. GoMe is a game changer in the multi-billion-dollar leadership development and coaching world. The Company's Headquarters is in Orange County, CA. The company's customers will be located in the United States Initially.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. A shareholder loaned the company a total of $494,000 as of December 31st, 2021. It is a revolving line of credit and accrues 5% simple interest and is payable on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	494,000
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

No shares of the Company mentioned below have been issued as of December 31st, 2021. The Company is under the sole control of its founder and incorporator. See Note 7 for shares issued in 2022.

The company has 15,000,000 voting shares of Class A Common Stock and 15,000,000 non-voting shares of Class B Common Stock. All shares of Common stock have a par value of $0.000001 per share.

Each holder of record of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock.

Class B Common Stock shall not be entitled to vote.

Dividends - the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 22, 2022, the date these financial statements were available to be issued The Company issued 2,940,000 shares of Class A stock and 65,266 shares of Class B Stock.. The Company is also in the process of authorizing additional shares as part of its upcoming crowdfunding campaign.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses and negative cashflows from operations and will likely continue to realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

GoMe.ai

AI Coaching for everyone, anywhere, anytime


AI Coaching
for today's world.
Personalized
AI Leadership Coaching
Available 24/7
*The above are renderings of current products. Images are computer generated versions for illustration purposes.

Website   Irvine, CA   PROFESSIONAL SERVICES

$0.00 raised

0 Investors	$14.3M Valuation
$4.75 Price per Share	$247.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

GoMe.ai's lead product, CI Coach™, delivers a personalized, mobile coaching experience that provides AI-driven situational coaching, confidential insights for effective meetings, and personalized development paths to all levels of employees in a scalable and cost-effective manner. We are completing multi-client trials.

Reasons to Invest

- We believe CI Coach is one of the first platforms to provide high-value individualized AI coaching across the entire workforce.
- The global leadership training and development market is a $68B industry (source). And we believe it's typically too expensive to provide individualized leadership coaching beyond top executives. CI Coach harnesses the power of AI and Machine Learning blended with our leadership expertise, and our proprietary behavioral methodology to solve that problem.
- We believe that individualized AI Coaching is a disruptive technology that has the potential to transform human capital development and coaching as it's done today.

OVERVIEW

Coaching everyone, anywhere, anytime

CI Coach can deliver a SaaS-based platform for a personalized, mobile coaching experience. It can also provide development paths, situational coaching, and more effective meetings to all levels of employees in a scalable and cost-effective manner. We believe CI Coach is among the first AI-based mobile platforms that can curate content to tailor coaching to each user - anywhere, anytime.


AI Coaching
for everyone.
Our purpose is to inspire leaders through AI-powered learning to build thriving teams & organizations.

CI Coach is here to empower organizations to provide their workforce with broad access to leadership coaching. We help users develop essential skills for successful leadership - skills like continuous learning, clear communication, effective meetings, positive group dynamics, the ability to navigate difficult situations, and organizational alignment.

THE PROBLEM

Coaching for all employees at all levels is too expensive, and not scalable

We feel leadership at all levels is needed more today, than ever. We see that professionals are now accountable for much of their own career leadership development and they need just in time, cost-effective, as well as individualized feedback and reinforcement.

IN OUR EXPERIENCE:

- Classroom cohorts challenged by COVID and online methodologies lack reinforcement (source)
- We see that instructor-lead workshops and online training typically lack individualized coaching
- We feel that many training methodologies today do not fully utilize machine learning and AI
- Customized feedback and coaching for all employees at all levels is too expensive, not scalable (source)

We believe reinforcement and coaching should be personalized, private, affordable, and available "just in time," and anywhere. That's where we come in.


We believe
You're On Your Own
Professionals are accountable for much of their own career development; causing frustration & inconsistent leadership. fIndividualized coaching is:
1. Hard to find
2. Expensive
3. Not scalable

THE SOLUTION

Behavior Methodology + Machine Learning

CI Coach can assess how users show up in meetings and can help them become better leaders by giving them insights and coaching specific to the areas they need the most.



Hey, Fernando. How are things with you?
How can I use fewer filler words?
Why do you think you use filler words?
I forget the right words when I speak
Try this: "Consider using pauses instead of filler words".
OK, that might help.
Respond here
Consider using pauses instead of filler words
When you use pauses instead of filler words, you help others stay focused on your message.

*The above are renderings of current products. Images are computer generated versions for illustration purposes.

CI Coach™ continuously gathers data while users participate in secure virtual meeting platforms, consume content, and rate their interactions.

This data feeds our proprietary Machine Learning models that in turn can calibrate CI Coach™ to give each user confidential personalized recommendations and content.

- Orchestrates training and development to align with organizational priorities with effectiveness metrics
- Mobile-first, personalized, private coaching
- Deep personal insights through Artificial Intelligence, Big Data, and Machine Learning
- Situational and personalized coaching based on individual profiles and organizational priorities
- Completely portable, personal, and private: take CI Coach™ with you to a new team or organization

Here's how it works for users:



For You
Individual customized guidance
AI-curated content & analysis delivered to users at the best times for learning & development.
ULTIMATE BENEFIT
Provides personal growth that aligns with enterprise goals

*The above are renderings of current products. Images are computer generated versions for illustration purposes.

For the Organization

The CI Coach™ Dashboard allows you to track and guide workforce alignment toward organizational priorities, translating micro-measurements from virtual meeting platforms and user engagement into real-time analytics and individualized coaching.



Last 12 Months
Impact Analysis for May 2022
May 2022
User Activity
What's on people's minds
1652
Active
1736
Total

*The above are renderings of current products. Images are computer generated versions for illustration purposes.

And when priorities shift, CI Coach™ adapts. You can add, remove, and reorder organizational priorities to adjust content delivery, data analysis, and insights to align with new goals.

We utilize a SaaS revenue model that delivers what we think is a unique and affordable AI Coaching experience.

THE MARKET

The global leadership training and development market is a $68 Billion industry

Here are some other market specs:

- Global leadership Training and Development Spend $68 Billion (source)
- Large-cap and mid-cap markets represent an addressable market of 64 Million employees (source, source)
- Our target market, according to our calculations, is 21 Million (33%) composed of managerial and professional staff



$68 Billion
64 Million Workers
21 Million Workers
Global leadership Training and Development Spend
Large-cap & mid-cap markets represent an addressable market
Target Market: managerial and professional staff

When it comes to our competition, we believe it's too expensive to train and develop employees beyond senior management. CI Coach combines our expertise with AI to solve that problem, giving us what we feel is a first-mover advantage.

OUR TRACTION

Milestones and roadmap

Based on positive responses from our client trials, here's where we anticipate going from here:


Milestones
& Anticipated Roadmap
Design – R&D
3 years
Complete
Alpha & Beta
Complete
Pilots In Progress
Global 2000/Mid
cap/Sm Bus/3rd party
marketing
Stable Growth
50%-100% annually
Trials
First Client
StartEngine
Funding
Completed
Anticipated

*The above graphic is not guaranteed. Our customer roadmap will depend on varying factors. Please refer to the risk factors section of our offering materials.

WHY INVEST

Inspiring leaders, building thriving teams

In the next 3-5 years, we anticipate seeing ourselves as having both large and mid-size organizations and an individual user base that would potentially validate the need for companies to implement CI Coach universally.

Our platform is built and market-ready - so we would use invested funds to build a client acquisition team and expand CI Coach predicament-driven content, including expansive video, text, and audio reinforcement..

There has been an emergence and growth of AI since the normalization of remote working environments due to COVID. Paired with the difficulty of providing real time coaching to all levels of an organization - we think we are positioned to be a leader in the industry. Join us!


Daily UX Design
Brainstorm and Review
BRAINSTORMING
Fernando
Eva
Yung
Use the bigger picture to give you perspective
Put your curiosity to work
Don't conserve your energy in meetings
We Believe
We Are A Solution To Our Post-COVID World Reality

*The above are renderings of current products. Images are computer generated versions for illustration purposes.

Meet Our Team



James Hart

CEO

James has held multiple CEO/President positions in his career. Founder of Star Software, business application software publisher, 1979-1989, twice qualifying for Inc. 500. President of Western National Property Mgmt. 1989-1995, joined Senn Delaney Leadership 1995, became CEO and engineered sale to public company 2012. Earned MBA from USC Marshall School 1978.



Diana Ott

CFO/COO

Diana brings more than 25 years of experience in Operations and Finance. She attended CSULB for BS in Finance. Her experience and leadership have been focused on developing and delivering technology-driven business services and solutions, providing outstanding client service, and driving profitable revenue growth. As former COO/CFO of Senn Delaney for over 15 years, she successfully managed the rapid growth and eventual sale of the company in 2012.



Yung Kim

Chief Product Officer

Brain mapping software. Digital media exchange for paparazzi. Auto Physical Damage workflow platform. With over 30 years in technology, an MBA from UC, Irvine and a BA from Oberlin College, Yung has successfully executed technology product platforms in the scientific vertical, digital media, professional services and insurance industries. A highlight includes the creation of a digital market exchange for photo agencies to auction and deliver digital assets to print and online publishers. This platform was acquired by the largest agency.



Fernando De Gasperis

Chief Technology Officer

Fernando has 30 years of software development experience. He's architected, built and launched large systems in areas including financial, insurance, entertainment, media buying, digital content distribution, legal, licensing, education, government, enterprise resource planning, and culture shaping. Forward-thinking and pragmatic approach for rapid, full-cycle software development using emerging and proven technologies to empower innovation.



Nicholas Neuhausel

Director

Nick Neuhausel is a business leader, organizational and leadership consultant with over 50 years of experience. Having served as the Chief Administrative Officer of major corporations Nick led creative teams on the leading edge of organizational transformation and use of technological solutions. Serving as part of the Senior Team in each organization he was intimately involved in all aspects of the business. As a Partner at Senn Delaney and later Heidrick & Struggles he worked with top leaders in every industry to help transform their organizations and create healthy, high performing cultures. Nick continues to consult and advise businesses on working through challenging start-up and organizational issues.



Adam Ayers, PhD

Behavioral Research Scientist

Adam Ayers (PhD) has been helping organizations train and develop leaders for over 30 years, in non-profit, academic and for-profit sectors. Before joining GoMe.ai Adam served as a professor of cultural anthropology, also teaching in the fields of global studies, intercultural studies and religion. His specializations include holistic human development, purpose-based communication and sociolinguistics. Adam is designer and developer of Robust Life™ and he currently serves as executive director of Built Deep Ministries, a non-profit leadership development project. His most recent publication applies purpose-based method to urban theory.



Laura Basha, PhD

Senior Advisor

Dr. Laura Basha, is Co-Founder of Quantum Spirit, LLC, a consulting firm, and is the Founder and Creator of WhiteBird Rising, a resource and guide for the transformational lifestyle. She received her BFA from Beloit College, Beloit, WI. Growing up outside of Boston, MA, she has lived in northern California for the last42 years. Mother of two, she is a published author and professional artist, with a MA in counseling psychologyand a PhD in both clinical and organizational psychology.



Glenn Fox, PhD

Science Advisor

Dr. Glenn Fox is a faculty member at the University of Southern California's Lloyd Greif Center for Entrepreneurial Studies, in the Marshall School of Business. His current projects focus on neural systems for emotion regulation, high stakes training, and developing entrepreneurial mindset skills in founders and business leaders.

Glenn received his Ph.D. in Neuroscience from USC, where he focused on the neural correlates of gratitude, empathy, and neuroplasticity. Following graduate school, he started a company, PhD Insight L.L.C., which focused on providing data science consulting for small businesses and early stage startups. Prior to joining Marshall as a faculty member, Glenn lead the Performance Science Institute at USC where he worked with the United States Marine Corps, Army Research Laboratories, Seattle Seahawks and numerous Olympic athletes and Fortune 500 companies to examine the role of mindset in business and high stakes pursuits.

Currently, Glenn is the Director and Founder of the USC Found Well Initiative which aims to understand and promote entrepreneurial mindset in founders and business leaders. He also serves as a Principal Investigator at the USC Sensorimotor Assessment and Rehabilitation Training in Virtual Reality Center (SMART-VR) and a fellow of the Brain and Creativity Institute.

Outside of USC, Glenn serves as the Chief Science Officer of the C4 Foundation, which serves to strengthen and protect Navy SEAL families. Glenn is also currently on the advisory board of the Flow Research Collective, where he works with Steven Kotler on projects related to gratitude, flow, and high performance. He consults regularly with companies and media outlets on topics ranging from small business management, gratitude, and high performance.

Glenn is an avid maker and restorer of things old and metal. He lives in LA with his wife and son.

Offering Summary

Company	GoMe.AI, Inc
Corporate Address	19800 MacArthur Blvd. Suite 1100 , Irvine, CA 92612
Offering Minimum	$9,998.75
Offering Maximum	$106,998.50
Minimum Investment Amount (per investor)	$247.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	2,105
Maximum Number of Shares Offered	22,526
Price per Share	$4.75
Pre-Money Valuation	$14,275,013.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird

Invest within the next 72 hours and receive 10% bonus shares

Early Bird

Invest within the next 7 days and receive 5% bonus shares

Amount-Based:

Tier 1 | $5,000+

Invest $5,000+ and receive 5% bonus shares.

Tier 2 | $10,000+

Invest $10,000+ and receive 10% bonus shares.

Tier 3 | $20,000+

Invest $20,000+ and receive 20% bonus shares + personal Zoom call with the founders.

Audience-Based:

15% bonus shares for Friends and Family.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

GoMe.ai will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $4.75 / share, you will receive 10 additional shares of Class B Common Stock, meaning you'll own 110 shares for $475. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VIDEO URL: https://youtu.be/HmGo4kxEGxI

JIM HART:

We are excited to bring you what we believe is a game changer in the sixty-billion-dollar leadership development industry. The challenge is that many large and mid-size organizations can provide leadership coaching, but only to their senior executives. Early career and mid-career managers and professionals do in fact invest in leadership development and training; however, it's estimated that close to seventy percent of what they learn is lost unless they have a reinforcement system and professional coaching for them. The problem is that professional coaches are expensive, and they are just not scalable across a large organization. So, to solve this problem, we brought together professionals with a combined 100 years of experience in leadership development and coaching. We developed our own behavioral assessment models, and we employ industry-leading AI and Machine learning experts to bring it all together to solve this problem. So let me introduce you to GOME – AI coaching for everyone, anytime, anywhere.

YUNG:

Many of us struggle giving and receiving feedback. We feel judged. We don't remember specifics. It's not our fault. We're human. GoMe is AI -based. It's software. I can't help but remember the details, how we show up in meetings, what we say, how we say it, to whom and what specific situations. Go me has no skin in the game, and no qualms with being direct. It's personal. It's private. It's AI. Its very purpose is to see patterns over time to provide me coaching to be more successful, more fulfilled, and to get a promotion?

DIANA:

What organizations get out of GoMe? Organizations know the importance of developing people as a path towards creating a healthy and thriving workforce. And we all know that's an essential element in meeting and exceeding our goals. In our experience the dilemma has been - how do you meet the entire workforce in a scalable and cost-effective manner? GoMe provides a leadership dashboard to track real-time progress towards organization priorities and the AI adjusts for type and level of coaching when priorities are not being met. Importantly, individual information is kept confidential, while aggregated information provides leadership with insights to help them make informed decisions.

FERNANDO

GoMe harnesses the power of AI and Machine Learning, our leadership expertise, and our proprietary behavioral methodology. This methodology developed by a team of PhD’s enables our system to measure 17 distinct aspects of human behavior. GOME uses this behavioral data to feed our machine learning models. Machine Learning works by training the computer to recognize patterns in data. Our own machine learning models recognize your behavior in different situations and give you feedback and recommendations you'd expect from an experienced coach.

JIM

So now that you have a better understanding of GoMe, join us! Utilizing a SaaS revenue model, we believe GoMe is a game-changer in the multi-billion-dollar leadership development and coaching industry, and we invite you to become an early investor in this dynamic Artificial Intelligence technology.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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Minimum and Maximum Investment Amounts

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "GOME.AI, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF JULY, A.D. 2022, AT 5:47 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6148303 8100
SR# 20223006822

Authentication: 203937847
Date: 07-18-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:47 PM 07/15/2022
FILED 05:47 PM 07/15/2022
SR 20223006822 - File Number 6148303

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GOME.AI, INC.

GoMe.ai, Inc., a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is GoMe.ai, Inc. The Corporation's Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 3, 2022, as amended by the filing of a Certificate of Amendment filed with the Secretary of State of the State of Delaware on June 21, 2022 (the "Certificate of Incorporation").

2. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL"), and having been adopted in accordance therewith, this Second Amended and Restated Certificate of Incorporation amends and restates the provisions of the Certificate of Incorporation, in its entirety.

2. The amendments contained herein have been duly adopted by written consent of the holders of a majority of the outstanding stock entitled to vote thereon in accordance with Section 228 of the DGCL.

3. The text of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

The name of this Corporation is GoMe.ai, Inc.

ARTICLE II

The registered office of the Corporation in the State of Delaware shall be 838 Walker Road, Suite 21-12, City of Dover, County of Kent, 19904 and the name of the registered agent of the Corporation in the State of Delaware at such address is Corp2000.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The Corporation is authorized to issue the following classes and series of stock:

4.1. *Common Stock*. The number of shares of common stock (collectively, the "Common Stock"), which the Corporation is authorized to issue is: (i) Fifteen Million (15,000,000) voting shares of Class A Common Stock (the "Class A Common Stock"); and (ii)

Fifteen Million (15,000,000) non-voting shares of Class B Common Stock (the "Class B Common Stock"). All shares of Common Stock shall have a par value of $0.000001 per share.

4.2. Except as expressly provided under this Second Amended and Restated Certificate of Incorporation, as amended from time to time, or the Bylaws of the Corporation, the stock of the Corporation shall possess the following powers, privileges and relative rights, and the qualifications, limitations or restrictions thereof, in respect of each class of stock of the Corporation:

(a) **Common Stock**

(i) *Class A*. All shares of **Class A Common Stock** shall be identical and shall entitle the holders thereof to the same powers, preferences, qualifications, limitations, privileges and other rights provided under the DGCL (except as expressly provided under this Second Amended and Restated Certificate of Incorporation, as amended from time to time, or the Bylawsof the Corporation).

(ii) *Class B*. All shares of **Class B Common Stock** shall be identical and shall entitle the holders thereof to the same powers, preferences, qualifications, limitations, privileges and other rights provided under the DGCL (except as expressly provided under this Second Amended and Restated Certificate of Incorporation, as amended from time to time, or the Bylaws of the Corporation). The dividend and liquidation rights of the holders of the Class B Common Stock shall be identical and shall entitle the holders thereof to the same dividend and liquidation rights of the holders of the Class A Common Stock, as provided in Section 4.2(a)(i). The holders of the Class B Common Stock shallnot be entitled to any voting rights.

(iii) *Voting Rights*. Each holder of record of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock standing in such holder's name on the books of the Corporation. Except as otherwise required by law or pursuant to Section 4.2 of this Second Amended and Restated Certificate of Incorporation, the holders of Class A Common Stock shall vote together as a single class on all matters submitted to shareholders for a vote and the election of directors (including any action by written consent). Except as otherwise required by law, the holders of record of Class B Common Stock shall not be entitled to vote on any matter submitted to shareholders for a vote or the election of directors (including any action by written consent).

(iv) *Dividends*. Subject to provisions of law and this Section 4.2, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.

ARTICLE V

5.1. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

5.2. The Board of Directors is expressly empowered to adopt, amend, or repeal the Bylaws of the Corporation. The stockholders entitled to vote shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE VI

6.1. The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.

6.2. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law, as so amended.

6.3. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE VII

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

ARTICLE VIII

The name and the mailing address of the Corporation is as follows:

GoMe.ai, Inc.
ATTN: James Hart, Chief Executive Officer
19800 MacArthur Blvd., Suite 1100
Irvine, CA 92612

[Remainder of page intentionally left blank]

This Second Amended and Restated Certificate of Incorporation has been executed as of the date below by the undersigned who affirms that the statements made herein are true and correct.

Dated: July 15, 2022

GoMe.ai, Inc.

DocuSigned by:

By: James Hart

CA8874730F174B6...

Name: James Hart

Title: Chief Executive Officer